Please note that this letter and other documents are in draft form, and in no way reflect the Trust’s or Fund management’s final intent with respect to the filing discussed herein.
Trust for Professional Managers
c/o U.S. Bank Global Fund Services
615 East Michigan Street
Milwaukee, WI 53202

January 24, 2022

VIA EDGAR TRANSMISSION

Mr. Jeremy Esperon
United States Securities and Exchange Commission
Division of Investment Management
100 F Street N.E.
Washington, D.C. 20549

RE:	Trust for Professional Managers (the “Trust”)
File Nos.: 333-261006 and 811-10401
Convergence Long/Short Equity ETF (S000074838)

Dear Mr. Esperon:

We are responding to comments received from the Securities and Exchange Commission’s (the “SEC”) Division of Investment Management staff (the “Staff”) on January 6, 2022, via telephone regarding the Trust’s Form N-14 Registration Statement (the “N-14”), filed on November 12, 2021 (SEC Accession No. 0000894189-21-007965). A summary of the Staff’s comments, along with the Trust’s responses, are set forth below. Undefined capitalized terms used herein have the same meaning as in the N-14.

For your convenience, the Staff’s comments have been reproduced in bold typeface immediately followed by the Trust’s responses.

1.Please add a hyperlink to the Target Fund’s SAI on page 2 of the N-14.
Response: The Trust responds by confirming it will add the requested hyperlink in the next amendment to the N-14.
2.Please ensure that the legality opinion from Godfrey Kahn S. C. is filed as an exhibit to the Information Statement.

Response: The Trust responds by noting that the legality opinion from Godfrey Kahn S.C. will be filed as an exhibit to the next pre-effective amendment to the N-14.

3.Please ensure that the responses to prior Comment 12 and Comment 13 related to “ETF Risks” in the previous response letter are also incorporated into the 485B filing for the Convergence Long/Short Equity ETF.

Response: The Trust responds by undertaking to add the requested disclosure to the 485B filing.

4.Please include the information required by Item 13 of Form N-14 in the Statement of Additional Information (“SAI”) that accompanies the Information Statement.

Response: The Trust respectfully declines to add additional disclosure. The Trust notes that the Target Fund’s SAI has been incorporated by reference into both the Information Statement and the accompanying SAI. In addition, the Trust notes that Item 13 only requires disclosure if a transaction will be submitted to shareholders for approval or consent. As shareholders of the Target Fund will not be asked to approve the Reorganization, the Trust does not believe the requirements of Item 13 apply.
5.Please file new powers of attorney specific to this registration statement.

Response: The Trust responds by undertaking to file new powers of attorney with the next pre-effective amendment to the N-14.
* * * * * *

We trust that the above responses and revisions adequately address the Staff’s comments. If you have any additional questions or require further information, please contact the undersigned at (513) 520-5925.

Very truly yours,

/s/ Jay S. Fitton

Jay S. Fitton
Secretary

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